================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For the month of July

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company

                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  July 22, 2005

          FUTUREMEDIA PLC RAISES $4 MILLION TO FUND CONTINUED EXPANSION

                     CONFIRMS FISCAL 2006 FINANCIAL GUIDANCE

    BRIGHTON, England, July 22 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, today announced that M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC), through its designated funds, Monarch Pointe Fund, Ltd, Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP, has provided US$4 million of growth capital to Futuremedia. The proceeds of the transaction will be used for the continued expansion of the Company's employee benefit program products and service and general working capital.

    Commenting on the transaction, Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "This investment is a strong endorsement of our business model and growth potential. The additional growth capital we have raised today provides us with the financial flexibility to fully capitalize on our position as one of the leading providers of e-learning and tax-friendly managed benefit services in the UK. We continue to set the standard for the market given our full suite of value-added services aimed at both increasing the capabilities of our clients' workforces and improving the quality of their lives. We remain on track in achieving our fiscal 2006 financial guidance, including reaching monthly profitability as early as October 2005."

    The investment was made via a private placement in the form of a convertible loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of Futuremedia. The conversion rate is based on the volume weighted average price of the Company's ADSs for the five trading days prior to July 13, 2005, the date that the Company entered into a term sheet with MAG for the investment. The loan bears interest at an annual rate equal to the greater of 8.5% or Wall Street Journal Prime Rate plus 3%, but in no event greater than 10%. Futuremedia also issued warrants to the investors covering an aggregate of
6.2 million Ordinary Shares with an exercise price of $0.61 per share.

    The agreement with M.A.G also provides for an additional $2 million of funding that may be available at Futuremedia's request provided that Futuremedia achieves certain performance benchmarks.

    Alegro Capital acted as Futuremedia's exclusive financial adviser on the transaction.

    About Futuremedia plc:
    Futuremedia plc is a leading provider of value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    About M.A.G. Capital:
    Formed in May 2002, M.A.G. Capital, LLC is an Investment Adviser licensed with the California Department of Corporations. Serving as a general partner/manager for both domestic and off-shore investment funds, M.A.G Capital specializes in investments in publicly traded companies that have the potential for substantial imminent growth.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the potential benefit from certain financing transactions, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated convertible debt financings (including the transaction with M.A.G. Capital), risk associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e- learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             07/22/2005
    /CONTACT: Mike Smargiassi or Corey Kinger of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc; Paul Cuatrecasas, Executive Chairman, Alegro Capital, +44-20-7343-1000, paulc@alegrocapital.com, for Alegro Capital/
    /Web site:  http://www.futuremedia.co.uk
                http://www.alegrocapital.com /
    (FMDAY)

CO: Futuremedia plc; M.A.G. Capital, LLC; Mercator Advisory Group, LLC; Monarch Pointe Fund, Ltd; Mercator Momentum Fund, LP; Mercator Momentum Fund III, LP